TELEMIG CELULAR PARTICIPAÇÕES S/A
November 06, 2008

BY EDGAR AND FACSIMILE

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Fax: 202.772.9205

Telemig Celular Participações S.A.,
Form 20-F for Fiscal Year Ended December 31, 2007
Filed June 27, 2008
File No. 1-14483

Dear Mr. Spirgel:

Reference is made to the letter dated October 16, 2008 submitted on behalf of Telemig Celular Participações S.A., (the “Company”), in response to the U.S. Securities and Exchange Commission’s comment letter dated August 28, 2008 concerning the above-referenced filing on Form 20-F.

In accordance with your request, the Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at +55 11 7420-1172, Andrew B. Jánszky at +55 11 3702-2202 or Vanda S. P. Bernardes at +55 11 3702-2203.

Very truly yours,

By:	/s/ Roberto de Oliveira de Lima
Roberto de Oliveira de Lima
Chief Executive Officer and
Investor Relations Officer

cc:	Melissa Hauber – Senior Staff Accountant – Securities and Exchange Commission
Carlos Pacho – Senior Assistant Chief Accountant – Securities and Exchange Commission
Janaina São Felicio – Investor Relations Manager – Telemig Participações S.A.